Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2009

The following discussion and analysis reviews the operating results, financial position and liquidity, risks and industry trends affecting the financial results of Chai-Na-Ta Corp. Additional comments relate to changes made to operations since the year-end and their expected financial impact.

This commentary has been prepared as of August 14, 2009 and should be read in conjunction with the unaudited interim consolidated financial statements as at June 30, 2009 and for the three and six month periods ended June 30, 2009 and 2008 and their accompanying notes prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The discussion and analysis should also be read in conjunction with the 2008 annual audited financial statements and MD&A which can be found on the Company’s website. Amounts are expressed in Canadian dollars, unless otherwise specified.

Some of the statements made in this MD&A are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives, or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

OVERVIEW

Chai-Na-Ta Corp. is the world’s largest supplier of North American ginseng. Since its inception, the Company has grown from a farming operation into a vertically integrated organization embracing farming, bulk processing, distribution and marketing of North American ginseng and value-added nutraceutical products. The Company is headquartered in Richmond, British Columbia, Canada, with farming operations in Ontario. The Company’s wholly owned subsidiary in Hong Kong is responsible for the marketing and distribution of its products in China, Hong Kong and Southeast Asia. The Company also sells graded root and ginseng-based value-added products in Canada. Due to the downward price pressure of ginseng grown in British Columbia, the Company decided to stop planting in British Columbia in 2006 and is closing its British Columbia operations in 2009 after completing the final harvest in 2008. The Company has also suspended its plans to plant in Ontario in 2009 due to the record low industry-wide price of Ontario roots from the 2008 harvest.

The Company recorded a gross margin of $485,000 on sales of $4.7 million for the six months ended June 30, 2009 compared to a gross margin of $75,000 on sales of $6.7 million in the prior year. The gross margin achieved during the six month periods ended June 30, 2009 was a result of the fulfillment of a contract made with a Canadian customer for the supply of ginseng prongs and fibres. Ginseng prices have remained at historically low levels and as a result, all other sales of inventory made during the first six months of 2009 were close to the written-down value of the Company’s inventory in the fourth quarter of 2008.

The Company had other income of $1.4 million for the six months ended June 30, 2009 primarily from $954,000 in government supplements, $167,000 in foreign exchange gains and gains on the disposal of assets of $322,000. This compares to $121,000 in other income for the six months ended June 30, 2008. As a result of the other income, the Company recorded net earnings of $790,000 for the six months ended June 30, 2009. This compares to a loss of $632,000 for the same period in the prior year.

OUTSTANDING SHARE DATA AS AT AUGUST 14, 2009

Authorized	Number of Shares
Common Shares	Unlimited
Preferred Shares	21,000,000

Issued and Outstanding
Common Shares	34,698,157
Preferred Shares	-

Options Outstanding	-

RESULTS OF OPERATIONS

Revenue decreased to $1.8 million in the second quarter of 2009 from $2.5 million in the second quarter of the previous year and decreased to $4.7 million for the six months ended June 30, 2009 compared to $6.7 million for the six months ended June 30, 2008. The decrease in revenue was due to the average selling price falling to $8.47 per pound in 2009 compared to $10.07 in the first six months of 2008. Revenue also decreased due to the Company selling 548,000 pounds of bulk root in the six months ended June 30, 2009 compared to 659,000 pounds in the first six months of 2008. The Company has contracts in place to sell the remainder of its 2008 harvest inventory and expects to ship it to customers in the third quarter or early in the fourth quarter of 2009.

Cost of goods sold was 72% of sales revenue in the second quarter of 2009, compared to 99% in the previous year period and was 90% of sales revenue for the six months ended June 30, 2009 compared to 99% for the six months ended June 30, 2008. Gross margin was 28% of sales in the second quarter of 2009 compared to 1% for the same period in 2008. Gross margin was 10% of sales for the six months ended June 30, 2009 compared to 1% for the same period in 2008. The gross margin achieved during the three and six month periods ended June 30, 2009 was a result of the fulfillment of a contract made with a Canadian customer for the supply of ginseng prongs and fibres. For all other sales in both 2009 and 2008, the sales were made at amounts close to their written-down values thus resulting in a minimal margin on sales.

For the three months ended June 30, 2009, selling, general and administrative expenses decreased to $220,000 compared to $280,000 for the three months ended June 30, 2008. For the six months ended June 30, 2009, selling, general and administrative expenses decreased to $467,000 compared to $541,000 for the six months ended June 30, 2008. Management continues to try and keep selling, general and administrative expenses at or below previous year levels despite increasing cost pressures. For the three and six month periods ended June 30, 2009, the Company also incurred $275,000 and $449,000, respectively, in expenses related to the termination of farming operations in British Columbia. As the Company still owns the land and buildings at the former head office of the British Columbia operations, the Company expects to continue to have minimal costs associated with maintaining the site.

Interest on short-term debt which arises from the Company’s bank indebtedness decreased to $10,000 in the second quarter of 2009 from $25,000 in the second quarter of 2008 and decreased to $36,000 in the first six months of 2009 from $70,000 in the first six months of 2008. The decrease is due to both a decrease in the amounts borrowed and declining interest rates in 2009 compared to 2008.

Interest on long-term debt decreased to $78,000 in the second quarter of 2009 from $92,000 in the second quarter of 2008 and decreased to $187,000 in the first six months of 2009 from $217,000 in the first six months of 2008. The decrease in interest on long-term debt is primarily due to the decrease in the variable interest rates on the four year term loan facility.

For the three months ended June 30, 2009, the Company incurred an operating loss of $84,000 compared to $368,000 for the three months ended June 30, 2008. For the six months ended June 30, 2009, the Company incurred an operating loss of $654,000 compared to $753,000 for the six months ended June 30, 2008. In both periods, operating losses decreased due to the higher gross margin received on sales which were partially offset by the expenses related to the termination of operations in British Columbia.

The Company had other income of $1.6 million for the three months ended June 30, 2009 compared to $202,000 for the three months ended June 30, 2008. The increase in other income is primarily due to $954,000 in government supplements received in the second quarter of 2009. The Company also had $286,000 in foreign exchange gains in the three month period ended June 30, 2009 compared to $28,000 in the three month period ended June 30, 2008 and had gains on the disposal of assets of $322,000 in the second quarter of 2009 compared to $171,000 in the second quarter of 2008. The Company had other income of $1.4 million for the six months ended June 30, 2009 compared to $121,000 for the three months ended June 30, 2008. The increase in other income is primarily due to $954,000 in government supplements received in 2009 compared to $69,000 in 2008. The Company also had $167,000 in foreign exchange gains in the six month period ended June 30, 2009 compared to foreign exchange losses of $136,000 in the six month period ended June 30, 2008 and had gains on the disposal of assets of $322,000 in 2009 compared to $183,000 in 2008. Government supplements include funds received from Agriculture Canada as compensation for cost of production increases and reduced margins of the Company's farming operations in prior years net of program participation fees and related costs.

For the three months ended June 30, 2009, the Company incurred net earnings of $1.5 million, or $0.04 per basic share, compared to a net loss of $166,000, or $0.01 per basic share, for the three months ended June 30, 2008. For the six months ended June 30, 2009, the Company incurred net earnings of $790,000, or $0.02 per basic share, compared to a net loss of $632,000, or $0.02 per basic share, for the corresponding period last year. The net earnings in 2009 are a primarily a result of the increases in government supplements, foreign exchange gains and gains on the disposal of assets in 2009 compared to 2008.

The Company did not declare any dividends on any class of shares during the six months ended June 30, 2009 or for any period in the previous three fiscal years ended December 31, 2008.

QUARTERLY RESULTS OF OPERATIONS

The following table sets forth unaudited quarterly information for each of the eight quarters ended September 30, 2007 through June 30, 2009. This information has been derived from unaudited interim consolidated financial statements that, in the opinion of the Company’s management, have been prepared on a basis consistent with the audited annual consolidated financial statements.

(Stated in Thousands of Canadian Dollars	2009		2008				2007
except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total revenue	$1,766	2,930	1,672	866	2,466	4,228	220	2,019
Write-downs	-	-	(1,498)	(1,500)	-	-	(1,450)	-
Operating loss	(84)	(570)	(1,664)	(1,807)	(368)	(385)	(1,914)	(270)
Net earnings (loss)	1,478	(688)	(2,084)	(1,952)	(168)	(466)	(1,828)	281
Net earnings (loss) per share:
Basic and diluted	$0.04	(0.02)	(0.06)	(0.06)	(0.00)	(0.01)	(0.06)	0.01

Ginseng crops are harvested in the fall of every year, revenue and earnings tend to be higher in first two quarters of the following year as the harvested roots are sold. Significant fluctuations in revenue and earnings in any period are impacted by the quantity and quality of root sold, the selling price of such root, and the relative strength of the Canadian dollar to the currencies used by customers.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operations was $984,000 for the three months ended June 30, 2009, compared with $363,000 for the same period in 2008. The cash provided by operations was $2.8 million for the six months ended June 30, 2009, compared with $2.0 million for the same period in 2008. For both the three month and six month periods ended June 30, 2009, the increase in cash provided by operation was primarily due to a decrease in crop cost expenditures and interest paid in 2009 compared to 2008.

Crop cost expenditures before depreciation and interest totalled $829,000 for the three months ended June 30, 2009 compared to $1.5 million for the same period in the prior year while expenditures totalled $1.2 million in the first six months of 2009 compared to $2.1 million in the first six months of 2008. The decrease in expenditures on crop costs in the current year due to a reduction in the number of acres under cultivation as the final harvest in British Columbia was completed in 2008

The Company’s cash as at June 30, 2009 was $775,000 compared to a balance of $192,000 at December 31, 2008, an increase of $583,000. The working capital position of the Company at June 30, 2009 was a surplus of $5.4 million compared to a surplus of $5.5 million at December 31, 2008. The current amount of working capital has remained constant due to the proceeds from sales and government supplements being primarily used to reduce bank indebtedness and fund current crop cost expenditures. Proceeds from the sale of assets held for sale, which are not classified as current, were used to fund the long-term crop cost expenditures.

As at June 30, 2009, the Company had received $2.1 million in deposits from customers. These deposits are on orders that management expects will be fulfilled in the final six months of 2009.

As of June 30, 2009, the Company had no outstanding balance on its $2.0 million revolving demand operating loan from a Canadian chartered bank with an interest rate of prime plus 1.625% per annum. For the three and six month periods ended June 30, 2009, the Company incurred $4,000 and $10,000 (2008 - $25,000 and $70,000) of interest, respectively, which has been included in interest on short-term debt on the statement of operations.

On September 4, 2008, the Company secured a $2,000,000 non-revolving term loan from a Canadian chartered bank with an interest rate of prime plus 1.875% per annum which was fully repaid by the due date of May 31, 2009. The loan was secured by the Company's property located near Kamloops, British Columbia. For the three and six month period ended June 30, 2009, the Company incurred $6,000 and $20,000 of interest, respectively, which has been included in interest on short-term debt on the statement of operations.

On August 18, 2006, the Company accepted a four year term loan facility of HKD54.7 million (approximately $8.0 million) from More Growth to finance the general working capital requirements of the Company. This loan facility is unsecured and bears interest at 1.7% above the HIBOR (Hong Kong Interbank Offered Rate) or LIBOR (London Interbank Offered Rate). The Company has fully drawn the loan facility which is repayable in HKD and USD. For the three and six month periods ended June 30, 2009, the Company incurred $78,000 and $187,000 (2008 - $92,000 and $216,000) of interest, respectively, which has been included in interest on long-term debt on the statement of operations. Subsequent to June 30, 2009, management of the Company agreed to a three year extension of the term loan facility effective on September 1, 2009. Under the terms of the extension, the Company will be required to repay HK$3,200,000 (approximately $480,000) by August 31, 2009 which has been classified as a current liability on the consolidated balance sheet. The Company will also be required to repay HK$3,300,000 (approximately $500,000) by August 31, 2010 and HK$16,700,000 (approximately $2,500,000) by August 31, 2011.The loan will remain unsecured and bears interest at 1.75% per annum over the HIBOR (Hong Kong Interbank Offered Rate) or LIBOR (London Interbank Offered Rate) through February 28, 2010 after which it will bear interest at a flat rate of 6.25% for the duration of the loan. The loan extension will be finalized upon the approval of the Board of Directors of both the Company and the lender.

The Company believes that its existing cash resources, together with the cash generated from future sales of inventory, available bank borrowings and the current related party borrowings, will be sufficient to meet its working capital and operating requirements for the next twelve months. If the Company cannot generate sufficient cash from its existing resources, it will become necessary to secure additional financing; however there is no assurance that additional financing will be available or available on terms favourable to the Company. If the Company cannot generate sufficient cash and if it cannot secure additional financing, the Company's ability to repay the loan to More Growth and continue as a going concern will be dependant on the continuing support of its principal shareholder and its creditors.

As at June 30, 2009, the Company had the contractual obligations and commercial commitments outlined in the table below:

Contractual Obligations
(Stated in Canadian Dollars)	Payments Due by Period
		Less Than			More Than
	Total	1 Year	1 - 3 Years	3 - 5 Years	5 Years
Long-term debt (1)	$8,628,000	$415,000	$8,213,000	$-	$-
Operating leases (2)	179,000	91,000	88,000	-	-
Agricultural land leases (3)	239,000	117,000	107,000	15,000	-
Total Contractual Obligations	$9,046,000	$623,000	$8,408,000	$15,000	$-

(1)

Long-term debt includes the loan from More Growth at an interest rate of 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate) or LIBOR (London Interbank Offered Rate) and various equipment purchase loans at interest rates up to 7.75% per annum. Long-term debt also includes accrued interest and estimated future interest payments on long-term debt. The long-term debt amount does not include the obligations that will arise if the proposed loan extension from More Growth is approved.

(2)

Operating leases comprise of the Company’s long-term leases of equipment, office facilities and vehicles.

(3)

Agricultural land leases include land rentals in Ontario for the cultivation of ginseng.

The following commitments are not included in the Contractual Obligations table:

•

The Company is committed to maintaining its ginseng crops from the time of initial planting to the time of harvesting, which usually takes three to four years. The cost of maintaining these crops is financed through the sale of inventory and available bank borrowings; and

•

The Company has become involved in a legal proceeding as a result of an automobile accident. The Company believes that existing insurance will be sufficient to cover any claim from this matter. While the outcome of this proceeding cannot be determined at this time, no provision has been recorded as the Company believes that the resolution of this proceeding will not have a material impact on the financial condition, earnings or cash flows of the Company.

RELATED PARTY TRANSACTIONS

On August 18, 2006, the Company established a four year term loan facility of HK$54.7 million (approximately $8.0 million) from More Growth. The loan is unsecured and bears interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate) or LIBOR (London Interbank Offered Rate). The loan was used to refinance existing loan facilities and to finance the general working capital requirements of the Company.

The Company pays management fees to Wai Kee Holdings Limited (“Wai Kee”) for performing sales, accounting and administrative services for CNT Trading (Hong Kong) Limited, a subsidiary of the Company. Wai Kee is a Hong Kong based publicly traded company which owns 38% of the shares of the Company and has a director in common with the Company. For the three and six month periods ended June 30. 2009, the Company paid management fees of $30,000 and $60,000 (2008 - $25,000 and $50,000), respectively, of which $20,000 remains outstanding and is included in accounts payable and accrued liabilities on the consolidated balance sheet. The increase in management fees in 2009 is a resulting of a weaker Canadian dollar against the Hong Kong dollar as the management fees are paid in Hong Kong dollars.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and other disclosures as at the end of or during the reporting periods. Actual results may differ from these estimates and from judgments made under different assumptions or conditions.

The following items require the most significant estimates and judgments in the preparation of the Company’s financial statements:

Inventory

The Company periodically reviews the carrying value of inventory to determine if write-downs are required to state the inventory at the lower of cost and net realizable value. The determination of net realizable value reflects management’s best estimate of the expected selling price of the roots as well as consideration of qualitative factors such as size, shape, colour and taste. The carrying value of inventory also reflects management’s expectation that the inventory will eventually be sold. Although management does not believe that additional provisions are required to align the carrying value of certain inventory with its net realizable values, future events may indicate that the inventory is not saleable or that such inventory is not saleable at prices above carrying value.

Ginseng Crops

The Company uses the full absorption costing method to value its ginseng crops and periodically reviews their carrying value for evidence of impairment. Included in the cost of crops are seed, labour, applicable overhead, interest and supplies required to bring them to harvest. The determination of impairment requires complex calculations and significant management estimation with respect to future costs to bring crops to harvest; demand for and the market price of harvested ginseng roots; and expectations as to the yield and quality of ginseng roots harvested. The estimation process is further complicated by the relatively long growing cycle of three to four years and the fact that roots remain underground. Although the Company’s assumptions reflect management’s best estimates, future events may result in materially different outcomes with respect to the recoverability of ginseng crop costs and the time required bringing the crops to harvest.

Income Taxes

The Company estimates its income taxes in each of the jurisdictions that it operates. The process involves estimating the current income tax exposure, together with assessing temporary differences from different treatment of items for tax and accounting purposes. These differences result in future tax assets and liabilities that are included in the consolidated balance sheet to the extent that a net future income tax asset or liability exists. The valuation of any future income tax assets or liabilities is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. The process of determining if a valuation allowance is necessary includes estimates of the recoverability of inventory and ginseng crops as detailed above and an estimate of future interest expense. Future events may result in a materially different outcomes than is estimated with respect to the recoverability of both inventory and ginseng crops.

ADOPTION OF NEW ACCOUNTING STANDARD

On January 1, 2009, the Company adopted CICA Handbook Section 3064, “Goodwill and Intangible Assets”. This Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The adoption of this standard does not expected to have a significant impact on the Company’s consolidated financial statements.

On January 20, 2009, the CICA published the Emerging Issues Committee (“EIC”) Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Liabilities”. The EIC states that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and liabilities, including derivative instruments. This recommendation is to be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements ending on or after the date of issuance of the Abstract.  The Company has adopted this standard and determined that it does not have a material impact on the Company’s consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

Accounting Changes

Effective January 1, 2010, the Company will be required to adopt amendments to CICA Handbook Section 1506, “Accounting Changes”. This Section has been amended to exclude from its scope changes in accounting policies upon the complete replacement of entity’s primary basis of accounting. The adoption of this standard is not expected to have a significant impact on the Company’s consolidated financial statements.

Financial Instruments - Disclosure

The Company will be required to adopt amendments to CICA Handbook Section 3862, “Financial Instruments - Disclosure”. This Section has been amended to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosures. The amendments apply to annual financial statements relating to fiscal years ending after September 30, 2009. The impact of the adoption of this standard on the Company’s consolidated financial statements is currently being determined by management.

CONVERSION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

In April 2008, the Canadian Accounting Standards Board confirmed that on January 1, 2011 Canadian General Accepting Accounting Principles (“Canadian GAAP”) will be replaced by International Financial Reporting Standards (“IFRS”) for publicly accountable enterprises. Changing from current Canadian GAAP to IFRS will be a significant undertaking that may materially affect the Company’s reported financial position and result of operations. Management has begun the development of its IFRS changeover plan and the status of that plan as at June 30, 2009 is as follows:

Key activities	Milestones and Deadlines	Effort Accomplished and Remaining Effort to Complete
Financial   statement  presentation:
Identification of differences in Canadian GAAP and IFRS accounting policies and choices
· Selection of entity’s continuing IFRS policies
· Selection of IFRS 1 accounting policy choices
· Financial statement format
· Quantification of effects of change in IFRS disclosures and 2010 financial statements including note disclosures	Ready for commencement of planning for 2011 fiscal year (approximately 2010 Quarter 3)	Some significant accounting changes identified, remaining activities underway
Infrastructure: IFRS expertise identification and development at level of: · Head office finance staff · Senior Executive and Board of Directors including Audit Committee	Ready for commencement of planning for 2010 conversion exercise (approximately 2010 Quarter 2)	CFO training commencement, remaining activities to follow

Infrastructure: Information technology
· Systematic processing changes
· Program updates and changes
· One-off calculations (IFRS 1)
· Disclosure data gathering
· Scope of consolidation package
· Budget, plan and forecast monitoring process	Ready for parallel processing of 2010 general ledgers and planning/monitoring process (approximately 2009 Quarter 4)	Scoping study underway
Business Policy Assessment Financial covenants and practices (including securitization program)	Renegotiate covenants and replace securitization by 2010 Quarter 3	Identification of all GAAP- dependant covenants and contracts underway
Business Policy Assessment Compensation arrangements	Renegotiate any arrangements by 2010 Quarter 3	Currently no GAAP- dependant compensations arrangements, all future arrangements will be dependant on IFRS
Business Policy Assessment Capital adequacy	Complete capital plan by 2010 Quarter 3	Scoping study underway
Business Policy Assessment Customer and supplier contract evaluation	Review customer/supplier contracts and revenue/cost recognition model by 2010 Quarter 3	Identification of revenue and supply contracts underway
Control environment: ICFR · Accounting policy determination, documentation and implementation · Independent review of applications · Error processing facilities	Review and sign off by management by 2010 Quarter 3 and review by Audit Committee by 2010 Quarter 4; CEO/CFO certification process updated by 2010 Quarter 4	All activities underway
Control environment: DC&P · Investor day 2011 requirements re: guidance expected earnings · MD&A communications package · Responses to queries	Publication of material changes in policy and expectations by Investor Day and publication of revised 2010 results and MD&A by2011 Quarter 1	Investor Day to be determined and remaining activities to be organized

RISKS AND UNCERTAINTIES

The Company’s revenue and earnings are affected by the world price of ginseng root, which is determined by reference to factors including the supply and demand for North American ginseng root, negotiations between buyers and sellers, the quality and aesthetic characteristics of the root and the relative strength of the Canadian dollar to the currencies used by the Company’s customers. A percentage change in the market price of ginseng root tends to have a corresponding impact on the revenue reported by the Company.

The Company identifies Canada as the primary economic environment in which it operates, and uses the Canadian dollar as its functional currency except for its active foreign subsidiary that operates in Hong Kong and which uses the Hong Kong dollar as its functional currency. A major portion of the Company’s long-term debt is denominated in Hong Kong dollars. A minor portion of the Company’s revenue and receivables is denominated in Hong Kong dollars. The Company monitors its exposure to foreign exchange risk and balances its foreign currency holdings to reduce exposure to any one currency by engaging in foreign exchange contracts and by repatriating any excess funds.

Interest on the Company's line of credit is based on variable rates. This exposes the Company to the risk of changing interest rates that may have an effect on its earnings in future periods. The Company does not use derivative instruments to mitigate this risk.

The Company’s revenue is derived principally from the sale of ginseng roots to a limited number of customers that are concentrated in Asian markets. In order to manage its credit risk, the Company carefully monitors credit terms, investigates credit history and grants credit to customers with established relationships or acceptable credit ratings. Payments or deposits are usually received before shipments of inventory. Inventory may be held as security until payment is received, when such relationships have not been established. As the Company’s significant customers do not necessarily use the ginseng themselves but instead distribute the ginseng to smaller wholesalers, distributors and retailers, the Company does not believe that it is economically dependent on any one customer or that the loss of any one wholesaler would impact the Company’s ability to market roots through other channels. There can be no assurance, however, that adverse changes in the above noted factors will not materially affect the Company’s business, financial condition, operating results and cash flows.

The Company is exposed to currency exchange risk as a result of its international markets and operations. The majority of the Company’s revenue comes from buyers who are located outside of Canada and as a result the selling price that the Company can achieve in those markets is exposed to changes in exchange rates. The Company has debt denominated in foreign currency and therefore the interest and repayment of debt is exposed to fluctuations in foreign exchange rates. The Company engages in foreign exchange contracts to help mitigate this risk.

FINANCIAL INSTRUMENTS

Financial instruments of the Company are represented by cash, accounts receivable and other assets, bank indebtedness, accounts payable and accrued liabilities, customer deposits and long-term debt from unrelated parties. The carrying value of these instruments approximates their fair value due to the short-term maturity of such items or their bearing market related rates of interest. The fair value of the loans payable to More Growth is not readily determinable due to the related party nature of the loan when it was agreed upon. The Company also has financial instruments disclosed in Note 10 to the consolidated financial statements which comprise of foreign exchange contracts.

OUTLOOK

In the short-term, the Company will narrow its focus at the farm level to maximize the yield and quality of roots. The Company will continue to maintain and harvest ginseng crops in Ontario while completing the termination of the operations in British Columbia now that the final harvest has been completed.

Due to the historic low prices for the 2008 harvest in both British Columbia and in Ontario, the Company has suspended its plans to plant new crops in Ontario in 2009. Despite the Company’s efforts to improve the yield and quality of its roots, the ability of the Company to return to profitability and to achieve positive cash flows while continuing to plant at a sustainable level is now uncertain. The Company will closely monitor the impact of the current economic turmoil on the industry to determine the course of its long-term actions.

ADDITIONAL INFORMATION

Additional information with respect to the Company is available on the SEDAR website at www.sedar.com